UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

PROG HOLDINGS, INC.

(Name of Subject Company (Issuer))

PROG HOLDINGS, INC., AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Common stock, par value $0.50 per share

(Title of Class of Securities)

74319R101

(CUSIP Number of Class of Securities)

Brian Garner

Chief Financial Officer

c/o PROG Holdings, Inc.

256 W. Data Drive

Draper, UT 84020

Telephone: (385) 351-1369

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

William C. Smith, III

Michael S. Hamilton

King & Spalding LLP

1180 Peachtree Street, NE

Suite 1600

Atlanta, GA 30309

(404) 572-4875

Marisa D. Stavenas

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$425,000,000.00	$39,397.50
(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase up to $425,000,000 in value of shares of common stock, par value $0.50 per share, of PROG Holdings, Inc.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022 equals $92.70 per million dollars of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,397.50	Filing Party: PROG Holdings, Inc.
Form or Registration No: Schedule TO	Date Filed: November 4, 2021

☐

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (“SEC”) by PROG Holdings, Inc., a Georgia corporation (the “Company”), on November 4, 2021, as amended and supplemented on November 8, 2021, November 10, 2021, November 26, 2021 and December 6, 2021 (as amended and supplemented, the “Schedule TO”) in connection with the offer by the Company to purchase for cash up to $425,000,000 in value of shares of its common stock, par value $0.50 per share (the “Common Stock”), at a price not less than $44.00 per share and not more than $50.00 per share, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Only those items amended or supplemented are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. All capitalized terms in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 5 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEM 11.	Additional Information.

Item 11 is hereby amended and supplemented by adding the following information:

On December 8, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 3, 2021. A copy of such press release is filed with this Amendment No. 5 as an attachment to Exhibit (a)(5)(xx) and incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 is hereby amended and supplemented to add the following:

(a)(5)(xx)	Current Report on Form 8-K of the Company filed with the SEC on December 8, 2021 (incorporated by reference to such filing).

Offer to Purchase (Exhibit (a)(1)(i) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

Section 10 – Certain Information Concerning Us

Commission Filings	Date Filed

Annual Report on Form 10-K for the fiscal year ended December 31, 2020	February 26, 2021

Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020	April 29, 2021

Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021, June 30, 2021 and September 30, 2021	April 29, 2021, July 29, 2021 and November 3, 2021

Current Reports on Form 8-K	May 11, 2021, June 28, 2021, September 10, 2021, November 4, 2021, November 8, 2021 (Item 8.01 only), November 10, 2021, November 26, 2021, December 6, 2021 (Item 8.01 only) and December 8, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROG HOLDINGS, INC.

By:	/s/ Brian Garner
Brian Garner
Chief Financial Officer

Date: December 8, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated November 4, 2021.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, dated November 4, 2021.*

(a)(1)(vii)	Notice to Participants in the PROG Holdings Employee Retirement Plan (Including Tender Offer Instruction Form).*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by the Company on November 4, 2021.*

(a)(5)(ii)	Press Release issued by the Company on November 3, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 3, 2021).

(a)(5)(iii)	Press Release issued by the Company on November 3, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 3. 2021).

(a)(5)(iv)	Excerpted transcript of the Company’s earnings conference call on November 3, 2021*

(a)(5)(v)	Press Release issued by the Company on November 8, 2021 relating to the commencement of the New Notes Offering (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2021).

(a)(5)(vi)	Press Release issued by the Company on November 10, 2021 relating to the pricing of the New Notes Offering (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 10, 2021).

(a)(5)(vii)	Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2020 filed with the SEC on February 26, 2021 (incorporated by reference to such filing).

(a)(5)(viii)	Amendment No. 1 to Annual Report on Form 10-K/A of the Company for the fiscal year ended December 31, 2020 filed with the SEC on April 29, 2021 (incorporated by reference to such filing).

(a)(5)(ix)	Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended March 31, 2021 filed with the SEC on April 29, 2021 (incorporated by reference to such filing).

(a)(5)(x)	Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended June 30, 2021 filed with the SEC on July 29, 2021 (incorporated by reference to such filing).

(a)(5)(xi)	Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 2021 filed with the SEC on November 3, 2021 (incorporated by reference to such filing).

(a)(5)(xii)	Current Report on Form 8-K of the Company filed with the SEC on May 11, 2021 (incorporated by reference to such filing).

(a)(5)(xiii)	Current Report on Form 8-K of the Company filed with the SEC on June 28, 2021 (incorporated by reference to such filing).

(a)(5)(xiv)	Current Report on Form 8-K of the Company filed with the SEC on September 10, 2021 (incorporated by reference to such filing).

(a)(5)(xv)	Current Report on Form 8-K of the Company filed with the SEC on November 4, 2021 (incorporated by reference to such filing).

(a)(5)(xvi)	Current Report on Form 8-K of the Company filed with the SEC on November 8, 2021 (Item 8.01 only) (incorporated by reference to such filing).

(a)(5)(xvii)	Current Report on Form 8-K of the Company filed with the SEC on November 10, 2021 (incorporated by reference to such filing).

(a)(5)(xviii)	Current Report on Form 8-K of the Company filed with the SEC on November 26, 2021 (incorporated by reference to such filing).

(a)(5)(xix)	Current Report on Form 8-K of the Company filed with the SEC on December 6, 2021 (Item 8.01 only) (incorporated by reference to such filing).

(a)(5)(xx)	Current Report on Form 8-K of the Company filed with the SEC on December 8, 2021 (incorporated by reference to such filing).

(b)(1)	Credit Agreement among PROG Holdings, Inc., PROG Holding Company, LLC, Progressive Finance Holdings, LLC, those certain other subsidiaries of PROG Holdings, Inc. party thereto, the several banks and other financial institutions from time to time party thereto and JP Morgan Chase Bank, N.A., as administrative agent, dated November 24, 2020 (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(b)(2)	Indenture, dated November 26, 2021, by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2021).

(b)(3)	Form of 6.000% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2021).

(d)(1)	Separation and Distribution Agreement, dated as of November 29, 2020, by and between PROG Holdings, Inc. and The Aaron’s Company, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(2)	Agreement and Plan of Merger, dated as of May 1, 2020, among Aaron’s, Inc., PROG Holdings, Inc. and Aaron’s Merger Sub, Inc. (incorporated by reference to Appendix B to the joint proxy statement/prospectus filed by the Company with the SEC on May 8, 2020).

(d)(3)	Second Amended and Restated Articles of Incorporation of PROG Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(4)	Articles of Amendment of Articles of Incorporation of PROG Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(5)	Amended and Restated Bylaws of PROG Holdings, Inc. (as amended) (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(6)	Employees Retirement Plan, as amended and restated, effective January 1, 2016 (incorporated by reference to Exhibit 10.7 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016).

(d)(7)	First Amendment to the Employee Retirement Plan, dated as of June 28, 2016, to be effective October 4, 2016 (incorporated by reference to Exhibit 10.8 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016).

(d)(8)	Third Amendment to the Employee Retirement Plan, dated August 23, 2019 (incorporated by reference to Exhibit 10.1 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 4, 2019).

(d)(9)	Fourth Amendment to the Employee Retirement Plan, dated October 16, 2020 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(10)	Amended and Restated Compensation Plan for Non-Employee Directors, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(11)	Amended and Restated Aaron Rents, Inc. 2001 Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Aaron’s, Inc.’s Current Report on Form 8-K filed with the SEC on April 10, 2009).

(d)(12)	Amendment to the Amended and Restated Aaron Rents, Inc. 2001 Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(13)	Form of Restricted Stock Unit Award for awards made in or after February 2014 (incorporated by reference to Exhibit 10.29 of Aaron’s, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 24, 2014).

(d)(14)	Form of Option Award Agreement for awards made in or after February 2014 (incorporated by reference to Exhibit 10.30 of Aaron’s, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 24, 2014).

(d)(15)	Amendment to Form of Option Award Agreement for awards made in or after February 2014 (incorporated by reference to Exhibit 10.10 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 6, 2015).

(d)(16)	Deferred Compensation Plan, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(17)	Amended and Restated 2015 Equity and Incentive Award Plan, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(18)	Form of Employee Stock Option Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 (333-204014) filed with the SEC on May 8, 2015).

(d)(19)	Form of Executive Performance Share Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 (333-204014) filed with the SEC on May 8, 2015).

(d)(20)	Amendment to Form of Executive Performance Share Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 6, 2015).

(d)(21)	Form of Executive Officer Restricted Stock Unit Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-8 (333-204014) filed with the SEC on May 8, 2015).

(d)(22)	Amendment to Form of Executive Officer Restricted Stock Unit Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10.8 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 6, 2015).

(d)(23)	Employee Stock Purchase Plan, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(24)	Executive Severance Pay Plan, as amended, effective July 29, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on July 29, 2021).

(d)(25)	Form of Severance and Change-in-Control Agreement, effective as of July 29, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on July 29, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.